Exhibit 99.2
For Immediate Release
Flamel Technologies Announces Nomination of Dr. Frank Fildes to
Board of Directors
Flamel Technologies also announces departure of Michel Finance and appointment of Sian Crouzet
Lyon, France — March 3, 2008 — Flamel Technologies (Nasdaq: FLML) announced today that the Board of Directors has elected Dr. Frank J. Fildes, PhD to serve as a member of the Company’s Board of Directors. Dr. Fildes was elected to replace Cor Boonstra, who is retiring from his position with Flamel. Dr. Fildes will also assume Mr. Boonstra’s position on the Audit Committee of the Company.
Dr. Fildes is the former Senior Vice President: Head of Global Development for AstraZeneca, PLC, where he was responsible for the development, registration, and technical support of AstraZeneca products worldwide. He currently serves as a director of ProStrakan Group PLC and Piramed, Ltd. He also serves as a member of the Scientific Advisory Board of UCB Pharmaceuticals; as a member of the Portfolio Review Board of Ferring Pharmaceuticals; and as a member of the New Agents Development Committee for Cancer Research UK, the United Kingdom’s leading cancer charity. Dr. Fildes is a Fellow of the Royal Society of Medicine and the Royal Society of Chemistry.
Dr. Fildes commented, “In recent months, I have had the opportunity for an in-depth review of Flamel’s technology platforms with its scientists and technologists, and I believe that Flamel offers clinically and commercially compelling drug delivery solutions to pharmaceutical and biotechnology companies. I am delighted to be asked to serve as a member of Flamel’s Board of Directors.”
“The Board of Directors and the entire Flamel team are looking forward to working more closely with Dr. Fildes, who adds a further wealth of pharmaceutical experience and scientific knowledge to our Board,” said Elie Vannier, the chairman of the Board of Directors of Flamel Technologies. Stephen H. Willard, Flamel’s chief executive officer added: “Dr. Fildes’ drug development roles at AstraZeneca are of obvious help to us in every aspect of our work. Furthermore, as a Ph.D in polymer chemistry, he intimately understands the fundamental science that underpins our technology offerings to clients. Dr. Fildes has developed a close relationship with many of our top scientists. We all are pleased and honored that he has agreed to be nominated to serve the Company as a member of our Board of Directors.”
Mr. Vannier and Mr. Willard continued: “We would also like to express our deep appreciation and that of our fellow directors for the intelligence, no-nonsense approach, and time that Cor Boonstra has dedicated to Flamel Technologies since 2005. He has been a wonderful resource of business acumen and has contributed in many ways to our Company over the past few years. He will always have our thanks for all his efforts on our behalf, and our board will sincerely miss him.”
Flamel Technologies also announced today that Michel Finance, Executive Vice President and Chief Financial Officer, will be leaving the Company to pursue other interests. Sian Crouzet, Flamel’s Financial Controller will assume the role of Principal Financial Officer.
Mrs. Crouzet has served the company as Flamel’s Financial Controller since 2005. Mrs. Crouzet previously worked as Financial Controller France for McCormick & Company Inc. Previous to that, she was an external auditor with Ernst and Young. She is a UK Chartered Accountant and a graduate of Bradford University.

Mr. Willard stated, “I wish to thank Michel Finance for his work over the past two and a half years and wish him well in his future endeavors. We are very fortunate to have Sian’s experience and practical knowledge of the Company which has been developed as our Controller over the past two and a half years. I am looking forward to working with her in her new role as Principal Financial Officer.”
A conference call to discuss Flamel’s fourth quarter and 2007 annual results is scheduled for 8:30 AM Eastern Standard Time March 4, 2008. The dial-in number is (1) 800-374-1498 (Conference ID number: 36447833). International callers are invited to dial-in (1) 706-634-7261.
Flamel Technologies, S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Flamel’s Medusa® technology is designed to deliver controlled-release formulations of therapeutic proteins and peptides, without reduction in bioactivity. Micropump® is a controlled release and taste-masking technology for the oral administration of small molecule drugs; it is the intellectual platform licensed by GlaxoSmithKline for the development of COREG CR™.
Contact:
Stephen H. Willard, Chief Executive Officer
Tel: (33) 4-7278-3434
Fax: (33) 4-7278-3435
Willard@Flamel.com
Charles Marlio, Director of Strategic Planning and Investor Relations
Tel: (33) 4-7278-3434
Fax: (33) 4-7278-3435
Marlio@flamel.com
This document contains a number of matters, particularly as related to financial projections and the status of various research projects and technology platforms, that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.
The presentation reflects the current view of management with respect to future events and is subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements.
These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel’s reliance on outside parties and key strategic alliances.
These and other risks are described more fully in Flamel’s Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2006.